Exhibit 99.1

H World Group Limited Announces Appointment of Director

SINGAPORE and SHANGHAI, July 28, 2026 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that the board of directors of the Company (the “Board”) appointed Mr. Yanjun Sun (“Mr. Sun”) as an independent director of the Board, effective from July 28, 2026.

Mr. Sun has leadership experience in a variety of leading global investment firms, and deep knowledge in private market investing, capital markets, mergers and acquisitions, and business operations. He was the group director of Jardine Matheson Limited and the chairman of Jardine Matheson (China) Limited, a diversified multinational conglomerate based in Asia, with responsibility for overseeing and supporting the group’s business development and investment activities across the region from June 2022 to September 2025. He was a partner and co-head of China at TPG Capital, a global alternative asset management firm, where he led private equity investments and facilitated business development efforts for TPG’s global business units in Greater China from August 2011 to November 2018; he continued to serve as a senior advisor to TPG until December 2020. Prior to joining TPG, he was a managing director at Principal Investment Area (PIA), the private equity and principal investing arm of Goldman Sachs, from May 2006 to May 2011. Mr. Sun also worked at Morgan Stanley, General Electric, and Citigroup. Mr. Sun has been an independent non-executive director of China National Building Material Company Limited (HKEX: 3323) since October 2014, a non-executive director of 1233 International Supply Chain Management Co., Ltd. since September 2022, a non-executive director of Livi Bank, a digital bank in Hong Kong, since June 2025, and an independent director of Market Technology Acquisition Corp (NASDAQ: MTAK) since July 2026.

Mr. Sun received a bachelor of economics degree in international finance from the Renmin University of China in 1992 and an MBA degree with high distinction from the University of Michigan in 1997.

Mr. Qi Ji, the Company’s founder and executive chairman of the Board, warmly welcomes Mr. Sun to the Board. He believes that Mr. Sun’s talents and experience will greatly benefit H World’s long-term sustainable growth.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2026, H World operated 13,215 hotels with 1,303,563 rooms in operation in 21 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Grand JI Hotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX Hotel, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icons and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes L&O and M&F models. Under the L&O model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2026, H World operated 7 percent of its hotel rooms under the L&O model, and 93 percent under the M&F model.

For more information, please visit H World’s website: https://ir.hworld.com.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

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